DARIN SMITH

Vice President and

Associate General Counsel

(319) 573-2676

darin.smith@equitable.com

September 11, 2024

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-8629

Re:	Equitable Financial Life Insurance Company (the “Registrant”)
Request for Withdrawal of Post-Effective Amendment Nos. 12, 13 and 14 to Registration Statement on Form N-4 (File No. 333-248863)

Commissioners:

Pursuant to Rule 477 of the Securities Act of 1933, as amended (the “1933 Act”), the Registrant hereby respectfully requests the withdrawal, effectively immediately, of Post-Effective Amendment Nos. 12, 13 and 14 under the Registrant’s Registration Statement on Form N-4 filed with the Securities and Exchange Commission on May 24, 2024 (Accession No. 0001193125-24-146586 ), July 19, 2024 (Accession No. 0001193125-24-181333), and August 14, 2024 (Accession No. 0001193125-24-200346) (collectively, the “Amendments”).

Based on discussions with the SEC Staff following the filing of the Amendments, the Registrant intends to file the information contained in the Amendments in initial registration statements. The Registrant notes that the Amendments have not been made effective and that no securities have been sold based on the Amendments. Therefore, the Registrant respectfully request that an order be issued granting their request for withdrawal of the Amendments as soon as is practicable.

Please contact the undersigned at (319) 573-2676 if you have any questions or comments.

Best regards,

/s/ Darin Smith
Darin Smith